Exhibit 99.1

High Holiday? This Thanksgiving, Cannabis Is a Family Affair

A new national survey from Ayr Wellness and global insights platform Suzy reveals cannabis has earned a seat at the Thanksgiving table, becoming more mainstream than ever this holiday season.

●	77% of cannabis consumers intend to consume cannabis with family or friends during the holidays.
●	37% of cannabis consumers plan to serve THC-infused products with their Thanksgiving meal.
●	1 in 2 Green Wednesday shoppers (49%) will purchase cannabis as gifts for friends and family.
●	71% of Green Wednesday shoppers expect to spend $50 - $100 or more at the dispensary.

MIAMI, November 23, 2021 — Cannabis has finally earned a seat at the table in America. According to a new survey, one in two Green Wednesday shoppers intend to gift cannabis products to a friend or family member this year, while 77% will consume cannabis with others on Thanksgiving. In fact, data suggests American cannabis consumers have become increasingly open about their cannabis habits, with 40% planning on consuming openly with family and friends this season, and 37% planning to incorporate cannabis into their annual Thanksgiving meal. One thing is clear: this Thanksgiving, cannabis is a family affair.

These findings are part of a national study conducted by real-time consumer intelligence platform Suzy in partnership with Ayr Wellness, a vertically integrated U.S. multi-state cannabis operator focused on becoming the most trusted producer of high-quality cannabis at scale. The nationally-representative study, conducted in November 2021, surveyed over 1,300 Americans on their cannabis consumption habits, beliefs and purchasing patterns tied to the holidays and Green Wednesday—the industry’s second-biggest sales day in 2020, aptly dubbed the ‘Black Friday’ of cannabis. Findings suggest that cannabis is more mainstream than ever this year and a useful resource for managing family dynamics during the holidays.

Cannabis and the American Family:

●	25% of Americans find seeing extended family for the holidays stressful.
●	15% of all American parents will use cannabis to deal with holiday-related stress.
●	76% of parents who consume cannabis will use cannabis to deal with holiday-related stress.
●	69% of cannabis consumers will use cannabis to deal with holiday-related stress.
●	“Family gossip” is a leading Thanksgiving table topic people will get high to engage with this year, ahead of politics, money and religion.

“Over the past decade, cannabis has become increasingly ingrained into the fabric of American culture and tradition, with cannabis sales on Green Wednesday reaching new heights every year,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr Wellness. “At Ayr Wellness, we’re passionate about enriching lives through this powerful plant by meeting consumers wherever they are in their cannabis journey, from novice to expert. From flower to beverages, and from extracts to edibles, our new portfolio of power brands offers something for everyone.”

Indeed, American cannabis purchasing patterns continue to evolve as new brands, consumption formats and technologies empower a more diverse range of cannabis-inspired experiences. According to data from Akerna and Headset published in Green Market Report, in 2020, Green Wednesday cannabis sales beat Black Friday sales for the first time —with upward trends expected to continue this year.

Green Wednesday Purchase Intent:

This year, 60% of cannabis consumers intend to visit a dispensary on Green Wednesday, with 71% expecting to spend $50 - $100 or more on cannabis products for themselves or others.

Cannabis purchasing patterns by consumption format:

●	Flower: 29%
●	Pre-rolled flower (joints): 9%
●	Infused flower: 4%
●	Edibles / Beverages: 19%
●	Concentrates / Extracts: 11%
●	Cartridges: 10%
●	Topicals: 5%

Yesterday, Ayr Wellness unveiled a new corporate identity to better reflect the Company’s vision to be a force for good that inspires lasting positive change while investing in its mission to become the largest, most trusted U.S. producer of high-quality cannabis at scale. As part of its strategic vision, the Company also announced a national “AYR” retail concept and curated CPG brand portfolio designed to meet customer needs across every cannabis product category: flower, concentrates, edibles, beverages, and vapes.

With 65 dispensaries nationwide, Ayr Wellness offers one of the most comprehensive selections of cannabis on the market, with products and gifts for every kind of cannabis consumer. The company is offering discounts, special promotions, and door prizes at its locations across the U.S.

Please visit www.ayrwellness.com for more information or to buy Ayr products.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

About Suzy

Founded in 2018, Suzy is a real-time market research platform that aims to advance human understanding between consumers and enterprises everywhere, at the speed of culture. Suzy’s audience-powered tools enable research from start to finish, helping enterprises make more intelligent decisions with ease. Many of the biggest brands in the world use Suzy to deliver breakthrough products and experiences backed by data-driven decisions. Suzy has been recognized on Forbes’ list of America’s Best Startup Employers in 2021, Inc. Magazine’s list of Best Workplaces of 2021, and as a GRIT Top 50 Most Innovative Supplier in Market Research. Suzy has raised $100 million in venture capital funding from investors that include Bertelsmann Digital Media Investments, Foundry Group, H.I.G. Capital, North Atlantic Capital, Tribeca Venture Partners, Triangle Peak Partners, and Kevin Durant’s 35 Ventures. Learn more at www.suzy.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Media Relations Contact:

Monisha Pillai

Trailblaze

Email: ayr@trailblaze.co

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: ir@ayrwellness.com

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